Exhibit 99.1

Regentis Receives Japanese Patent allowance,
Strengthening its Global GelrinC Intellectual Property
Portfolio with New Proprietary Manufacturing Technology

Patent expands intellectual property protection in one of the world’s largest cartilage repair markets

GelrinC is a cell-free hydrogel delivered in a single ~10-minute procedure eliminating the need for cell harvesting, lab processing, and surgeries—potentially setting a new standard of care for knee cartilage repair

HERZLIYA, Israel, July 20, 2026 - Regentis Biomaterials Ltd. (“Regentis” or the “Company”) (NYSE American:RGNT), a regenerative medicine company focused on innovative tissue repair solutions, announced today that the Japan Patent Office has issued a Notice of Allowance for the Company’s patent application titled “Organic Solvent Free Compositions Comprising Protein-Polymer Conjugates and Uses Thereof” for its proprietary organic solvent-free manufacturing process and ready-to-use liquid formulation used in GelrinC®, the Company’s regenerative treatment for articular cartilage injuries.

The allowance further strengthens Regentis’ expanding global intellectual property portfolio supporting GelrinC in the treatment of painful and debilitating injuries to focal articular knee cartilage. This comes as the Company advances commercialization activities in Europe, has surpassed 50% enrollment in its pivotal U.S. trial, and is evaluating opportunities to expand into additional international markets.

“Our proprietary manufacturing technology is a key competitive advantage for GelrinC, and this Notice of Allowance significantly strengthens our intellectual property position in one of the world’s most important orthopedic markets,” said Ehud Geller, CEO and Executive Chairman of Regentis. “As we prepare for the commercial launch of GelrinC in Europe, expanding patent protection in major international markets reinforces the long-term value of our technology platform and supports future commercialization opportunities.”

The allowed patent covers proprietary protein-polymer conjugate compositions and manufacturing methods designed to eliminate the use of organic solvents while enabling stable, ready-to-use liquid formulations. The technology offers important manufacturing advantages, including improved process efficiency – 5x increase in yield, enhanced environmental profile, simplified production, and additional scalability for commercial manufacturing.

The patent complements Regentis’ growing worldwide intellectual property portfolio protecting GelrinC across product composition, manufacturing methods and therapeutic applications.

Japan represents one of the world’s largest and fastest-growing markets for cartilage repair technologies. Independent market research estimates the Japanese cartilage repair market will grow to nearly $289 million by 2030, driven by an aging population and increasing demand for joint-preserving therapies.

Published research estimates that approximately 25 million people in Japan over the age of 40 have radiographic knee osteoarthritis, including roughly 8 million patients with symptomatic disease, underscoring the growing need for innovative cartilage repair treatments.

About GelrinC®

Regentis’ lead product, GelrinC®, is a cell-free, off-the-shelf hydrogel implant having synchronized erosion and resorption for the treatment of painful and debilitating injuries to focal articular knee cartilage. As an innovative regenerative medical product, GelrinC® offers an unprecedented solution that gives surgeons and payers an off-the-shelf, ready to use, simple to perform, reliable, and cost-effective procedure that provides patients with a single, 10-minute procedure, faster recovery, sustained pain relief, and functional improvement for more than 5 years, based on clinical study results to date. No effective off-the-shelf, ready to use treatment for focal knee cartilage defects is currently available on the market. GelrinC® has CE Mark approval in the European Union and is now being evaluated in a pivotal U.S. Food and Drug Administration (FDA) study, which has completed over 50% enrollment.

About Regentis Biomaterials

Regentis Biomaterials Ltd is a regenerative medicine company dedicated to developing innovative tissue repair solutions that restore health and enhance quality of life. With an initial focus on orthopedic treatments, Regentis’ Gelrin platform technology, based on synchronized, degradable hydrogel implants, regenerates damaged or diseased tissue including inflamed cartilage and bone. Regentis’ lead product GelrinC®, is a cell-free, off-the-shelf hydrogel that is eroded and resorbed in the knee, allowing the surrounding cells to regenerate the cartilage in a controlled and synchronous process. GelrinC® aims to address a market of approximately 470,000 cases for cartilage knee repair annually in the U.S. where no off-the-shelf treatment is available.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include beliefs regarding Regentis’ plans to expand into additional international markets. Forward-looking statements are based on Regentis’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: the ability of our clinical trials to demonstrate safety and efficacy of GelrinC or any future product candidate, and other positive results; the timing and focus of our preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for of GelrinC or any future product candidate, including our estimates of the number of patients who suffer from the diseases we are targeting; our ability to accurately identify demand for product candidates; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates; our ability to obtain FDA approval for of GelrinC or any future product candidate and obtain and maintain regulatory approval; our ability to obtain market acceptance of GelrinC or any future product candidate from the medical community and third-party payors; our plans relating to the further development of GelrinC or any future product candidate, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other jurisdictions; our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance and our ability to repay our loans and debts; and our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations. For a more detailed description of the risks and uncertainties affecting Regentis, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 24, 2026 and other public reports filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Regentis undertakes no duty to update such information except as required under applicable law.

Contact:

ori@regentis.co.il